SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                        FIRST COMMUNITY BANCSHARES, INC.
                     ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    319964102
                              ---------------------
                                 (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)







Page 1 of 5 pages

CUSIP No. 319964102                13G                  Page 2 of 5 pages

-------------------------------------------------------------------------------
1.     Name of reporting persons
       (if entity, I.R.S. identification Nos. of above persons)

        Merrill M. Wesemann, M.D.
-------------------------------------------------------------------------------
2.     Check the appropriate box if a member of a group
                                                                       (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.     SEC use only

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4.     Citizenship or place of organization

       U.S.A.
-------------------------------------------------------------------------------
                        5.    Sole voting power
                              100,681 shares (including 4,050 shares subject to
                              currently exercisable options; 4,545 shares
                              issuable upon conversion of Convertible Notes;
                              and 8,087 shares and 909 shares issuable upon
                              conversion of Convertible Notes owned by Dr.
                              Wesemann's spouse, with respect to which he
                              disclaims beneficial ownership.)
       Number of
       Shares           -------------------------------------------------------
       Beneficially     6.    Shared voting power
       Owned By               0
       Each             -------------------------------------------------------
       Reporting        7     Sole dispositive power
       Person                 100,681 shares (including 4,050 shares subject to
       With                   currently exercisable options; 4,545 shares
                              issuable upon conversion of Convertible Notes;
                              and 8,087 shares and 909 shares issuable upon
                              conversion of Convertible Notes owned by Dr.
                              Wesemann's spouse, with respect to which he
                              disclaims beneficial ownership.)
                        -------------------------------------------------------
                        8.    Shared dispositive power
                              0
-------------------------------------------------------------------------------
9.       Aggregate amount beneficially owned by each reporting person

         100,681 shares (including 4,050 shares subject to currently exercisable options; 4,545 shares issuable upon conversion of Convertible Notes; and 8,087 shares and 909 shares issuable upon conversion of Convertible Notes owned by Dr. Wesemann's spouse, with respect to which he disclaims beneficial ownership.)
-------------------------------------------------------------------------------
10.     Check box if the aggregate amount in row (9) excludes certain shares

-------------------------------------------------------------------------------
11.     Percent of class represented by amount in row 9
        9.6%
-------------------------------------------------------------------------------
12.     Type of reporting person
        IN
-------------------------------------------------------------------------------


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CUSIP No. 319964102   13G           Page 3 of 5 Pages


This Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This filing reflects a change in the beneficial ownership of the Filing Person. However, the Filing Person has acquired less than two percent (2%) of the Issuer's Common Stock in any twelve (12) month time period.

Item 1.

(a) Name of Issuer

First Community Bancshares, Inc.

(b) Address of Issuer's Principal Executive Offices

210 East Harriman Street
Bargersville, Indiana 46106

Item 2.

(a) Name of Person Filing

Merrill M. Wesemann, M.D.

(b) Address of Principal Business Office, or, if none, Residence

251 East Jefferson Street
Franklin, Indiana 46131

(c) Citizenship

United States of America

(d) Title of Class of Securities

Common

(e) CUSIP Number

319964102


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CUSIP No. 319964102      13G        Page 4 of 5 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4. Ownership

(a) Amount Beneficially Owned

100,681 shares (including 4,050 shares subject to currently exercisable options; 4,545 shares issuable upon conversion of Convertible Notes; and 8,087 shares and 909 shares issuable upon conversion of Convertible Notes owned by Dr. Wesemann's spouse, with respect to which he disclaims beneficial ownership.)

(b) Percent of Class

9.6% (based on outstanding share information in the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2000)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
      100,681
(ii) shared power to vote or to direct the vote
      0
(iii) sole power to dispose or to direct the disposition of
      100,681
(iv) shared power to dispose or to direct the disposition of
      0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. 319964102      13G    Page 5 of 5 Pages

Item 8. Identification and Classification of members of the Group

Not Applicable

Item 9. Notice of Dissolution of a Group

Not Applicable

Item 10. Certification

Not Applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/01
------------
Date

/s/ Merrill M. Wesemann, M.D.
-----------------------------
Signature

Merrill M. Wesemann, M.D.
-----------------------------
Name/Title